Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

Re: **Universal Health Services, Inc.**
      Form 10-Q for the Quarterly Period Ended September 30, 2007
      Filed November 8, 2007
      File Number: 001-10765

Dear Mr. Filton:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2007

(4) Long-term debt, page 8

1.   Please revise your disclosure to include the accounting policy that you apply for your accounts receivable securitization program. Include whether the company has maintained effective control over the accounts receivable and whether the

purchaser has any recourse against the company for uncollectible receivables. Tell us your consideration of SFAS 140 including paragraphs 9 and 17.

(9) Dispositions and Acquisitions of assets and businesses, page 13

2.   Please revise your disclosure to include an aggregate purchase price allocation for the acquisitions made during 2007 in accordance with paragraph 51.e. of SFAS 141, including specifically the amounts allocated to goodwill. Please include a description of the factors that contributed to the recognition of goodwill. Also include pro forma financial information in accordance with paragraph 54 of SFAS 141.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 15

Critical Accounting Policies and Estimates, page 16

Self-Insured Risks, page 17

3.   Please revise your disclosure to quantify the impact that changes in estimates have had for the periods presented and the effect that reasonably likely changes in your estimate as of the latest balance sheet date may have on your results of operations and financial position.

4.   Your disclosure here as well as in other portions of the document makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant